Exhibit 99.1

Maris-Tech Secures a $144,000 Order from a Customer in the Defense Industry for the Design and Development of Ruggedized AI Platform

The Company will Develop a New Product to Enable Advanced Tactical Video and Edge Computing Capabilities

Rehovot, Israel, July 28, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) - based edge computing technology, today announced that it has received a $144,000 order. The order, placed by a customer in the defense industry, is for the design and development of an advanced tactical video and AI-based platform.

The new product will be based on Maris-Tech’s Jupiter-AI miniature edge computing solution, which is known for its low power consumption, compact size, and robust performance in mission-critical environments. The platform will be designed to support both day and thermal video sensors and to meet the extreme operational requirements needed in modern tactical warfare.

The design and the development of Maris-Tech’s new product are expected to enhance real-time situational awareness and decision-making capability for tactical units operating in harsh field conditions.

“This is another step in our transition to supplying comprehensive products to the defense market, particularly in the field of tactical devices,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe this order both validates the strength of our Jupiter-AI platform and reflects a growing confidence in our ability to deliver rugged, high-performance systems that respond to today’s defense needs.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits and advantages of the Company’s advanced tactical video and AI-based platform, that the design and the development of Maris-Tech’s new product are expected to enhance real-time situational awareness and decision-making capability for tactical units operating in harsh field conditions, and the Company’s belief that the order both validates the strength of the Company’s Jupiter-AI platform and reflects a growing confidence in its ability to deliver rugged, high-performance systems that respond to today’s defense needs. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com